

Ivan Chew, Ph.D. · 3rd

Chief Operating Officer, Beno Technologies

Penang, Malaysia · Contact info

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Beno Technologies

Monash University Malaysia

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Beno Technologies
Beno

Innovations in electric mobility

Experience

Chief Operating Officer
Beno Technologies · Full-time
May 2021 – Present · 4 mos

Specialist Application Engineer
OSRAM Opto Semiconductors · Full-time
Nov 2016 – May 2021 · 4 yrs 7 mos
Penang, Malaysia

My role was focused on developing emerging applications in lighting with an emphasis on market understanding, product requirements, and resource creation.

...see more


OSRAM

Presenting at the 2018 OSRAM Opto...

Monash University

4 yrs 11 mos

Research Assistant

Jun 2016 – Oct 2016 · 5 mos

The research scopes of this project include smart lighting systems and light engine design and development. I also had the chance to organise, lead, and present at workshop sessions for undergraduate students and various

Teaching Associate

May 2012 – Oct 2016 · 4 yrs 6 mos

I had the incredible opportunity to tutor ECSE (Electrical and Computer Systems) and Mechatronics Engineering undergraduate students in a range of subjects, including:

- Electrical Energy Systems (ECE3051); ...see more

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Electrical Engineer and Programmer

Coindex Sdn. Bhd.

2013 – 2016 · 3 yrs

Selangor, Malaysia

I worked to drive the integration and development of niche vending machines on a contract basis. My work included electrical circuit design, PCB development, hardware coding (PLC and C), and website design.

Engineering Intern

Fridge Maker (M) Sdn. Bhd.

Nov 2009 – Jan 2010 · 3 mos

Subang Jaya, Malaysia

I was assigned to learn about circuit testing, technical support and technical maintenance by shadowing a skilled professional.

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Education

Monash University Malaysia

Doctor of Philosophy (Ph.D.), A Novel Framework for a Wireless Smart Lighting System

2012 – 2016

Activities and Societies: Monash University Postgraduate Association (MUPA)

Smart lighting systems, which evolve from traditional lighting control by utilizing feedback from user inputs and integrated sensors to manipulate the light output has been hailed as the next step in the evolution of lighting technology. Its future is bright; however, barriers to its widespread adoption include average energy saving returns that do not justify the initial investment cost, inadequate functionality and a lack of light quality control. This thesis addresses these problems by expanding the capabilities and enhancing the performance of smart lighting systems through intelligent system design and the development of novel control algorithms that enhance energy savings, introduce detailed control over the produced light spectrum and integrate wireless connectivity.

Monash University Malaysia

Bachelor’s Degree, Electrical and Computer Systems Engineering

2008 – 2012

Activities and Societies: Basketball team

HELP University

A level : Edexcel

2006 – 2007

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Volunteer experience

Publicity Executive and Lounge Manager

Monash University Postgraduate Association (MUPA)
Jan 2014 – Dec 2015 • 2 yrs
Education

The Monash University Postgraduate Association (MUPA) was founded in May 2007 with the aim of being the recognized means of communication between postgraduates/honours students and the academic and administrative authorities of the university.

As a publicity executive, I was responsible for:
- representing MUPA at various campus level committees;
- developing and maintaining social media presence (website, mailing list, Instagram, Facebook);
- heading the organizing team for various events and competitions;
- designing merchandise and organizing recurring merchandise sales.